Seward & Kissel LLP
1200 G Street, N.W.
Washington, D.C.  20005
Telephone:  (202) 661-7141
Facsimile:  (202) 737-5184
www.sewkis.com

April 6, 2011

VIA EDGAR

Mr. John M. Ganley
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Morgan Creek Global Equity Long/Short Fund;
File Nos. 333-169080 and 811-22460

Morgan Creek Global Equity Long/Short Institutional Fund;
File Nos. 333-169083 and 811-22461

Global Equity Long/Short Master Fund;
File No. 811-22459

Dear Mr. Ganley:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the registration statements filed with the SEC on August 27, 2010 on Form N-2 for the Morgan Creek Global Equity Long/Short Fund (the “Global Equity Fund”), the Morgan Creek Global Equity Long/Short Institutional Fund (the “Institutional Feeder Fund” and together with the Global Equity Fund, the “Feeder Funds”) and the Global Equity Long/Short Master Fund (the “Master Fund”) (collectively, the “Funds”), as provided in your letter dated September 24, 2010.  The Staff’s comments and our responses are discussed below.  Pre-Effective Amendment No. 1 was filed to each Fund’s registration statement on the date of this letter, which contained revisions to the Funds’ Prospectuses and Statements of Additional Information that reflect our responses.  Please note that each Feeder Fund’s disclosure document was split into a separate Prospectus and Statement of Additional Information in Pre-Effective Amendment No 1.

Mr. John M. Ganley
April 6, 2011

Prospectus

Comment 1:
Summary – The Funds (Page 1): This section states that the Master Fund has additional feeder funds, including the Morgan Creek Opportunity Offshore Fund, Ltd. Please inform us whether a registration statement will be filed for this offshore feeder. If not, please explain the basis for not filing a registration statement.

Response:
After Morgan Creek Opportunity Offshore Fund, Ltd. (the “Offshore Fund”) contributes substantially all of its assets to the Master Fund in return for shares of the Master Fund, the Offshore Fund will become a feeder fund of the Master Fund.  Initially, it will be the only feeder fund of the Master Fund, other than the registered Feeder Funds noted above.

Since the Offshore Fund only offers its shares privately pursuant to exemptions from the Securities Act of 1933, as amended, it is not required to register its shares with the SEC or a state because it is not publicly offering its shares in the U.S.  Furthermore, the Offshore Fund is neither domiciled nor doing business in the U.S. and therefore the Offshore Fund is not required nor permitted by Section 7(d) of the Investment Company Act of 1940, as amended (the “Investment Company Act”) to register as an investment company with the SEC.  Its status as an offshore fund not publicly offering its shares in the U.S. will not change when it becomes a feeder fund of the Master Fund.

Comment 2:
Summary – Investment Strategies (Page 2): Each Fund includes the term “Equity” in its name. Please include a policy to invest at least 80% of the assets in equity securities. See Rule 35d-1 under the Investment Company Act of 1940.

Response:	In response to your comment, the Prospectus of each Fund has been amended to include the following non-fundamental investment policy:

“The Master Fund normally invests at least 80% of its assets in Portfolio Funds that will primarily engage in long/short equity strategies.”

In addition, the Prospectus has been revised to state that under normal circumstances, “80% or more of the investment portfolios of the Portfolio Funds on an aggregate basis will consist of equity securities.”  Please note that the Master Fund generally will invest most of its assets in offshore private investment companies (“Portfolio Funds”) and, to a lesser extent, directly in securities and other investments.  Therefore, “Global,” “Equity” and “Long/Short” in each Fund’s name relate to the Portfolio Funds in which the Funds will invest, as well as the Portfolio Funds’ investment strategies, and not the types of non-Portfolio Fund securities that the Funds propose to directly invest in, which generally are expected only to constitute a small percentage of their respective assets.

Mr. John M. Ganley
April 6, 2011

Comment 3:
Summary – Investment Strategies (Page 2): Inasmuch as the Fund’s name includes the term “global”, please explain in this section how the Fund intends to diversify its investments among a number of countries throughout the world. See Investment Company Act. Release No. 24828 at note 42 (Jan. 17, 2001).

Response:
As noted in the Prospectus, the Master Fund will invest in Portfolio Funds that invest primarily in securities issued by U.S. companies and non-U.S. companies.  Accordingly, the Master Fund will have global exposure.

In response to your comment, the Prospectus of each Feeder Fund has been amended to state that under normal circumstances, “40% or more of the investment portfolios of the Portfolio Funds on an aggregate basis will be non-U.S. securities.”  Furthermore, the Prospectuses now include the additional following language:

“The Master Fund will be composed of Portfolio Funds that invest across global markets, including both developed and emerging markets.  To better understand the global nature of the Fund, one can reference the countries included in the MSCI World Index as a proxy for the various regions in which the Fund can invest.  While country exposure will change depending on the market environment and the Managers' views of the prevailing opportunity set, the Fund will typically have exposure to regions and countries included in the Index, including but not limited to, the U.S., Canada, Western Europe and Asia.  The Fund may also have exposure to various emerging markets.”

Accordingly, it is expected that a significant amount of the Master Fund’s assets will be exposed to non-U.S. securities and the Master Fund’s investment portfolio will be diversified among investments in a number of different countries throughout the world, including the U.S.  Please note that because Rule 35d-1 under the Investment Company Act does not subject an investment company using “global” in its name to the percentage requirements of the rule, the use of “Global” by the Funds is not subject to the name test rule.  See Frequently Asked Questions about Rule 35d-1 (Investment Company Names), http://www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm, Question 10 (last modified December 4, 2001).

Comment 4:
Summary – Investment Strategies (Page 2): Although the Fund’s name includes the term “Long/Short”, long/short equity investing appears to be only one of several strategies that the Fund may pursue. Moreover, disclosure elsewhere in the prospectus states that “The Funds are not required to invest any particular percentage of their assets in any single type of strategy . . . .” (Prospectus at page 19.) Please either remove the term “Long/Short” from the Fund’s name or revise the strategy to state that long/short investing will be the Fund’s primary investment strategy.

Mr. John M. Ganley
April 6, 2011

Response:	In response to your comment, the following sentence has been deleted from page 19 of each Feeder Fund’s Prospectus:

“The Funds are not required to invest any particular percentage of their assets in any single type of strategy.”

The investment strategy section of each Feeder Fund’s Prospectus has been revised to state, as noted above, that “the Master Fund normally invests at least 80% of its assets in Portfolio Funds that will primarily engage in long/short equity strategies.”

Furthermore, we have revised the Prospectus to better distinguish between the Funds’ investment strategy, which is noted above, and the investment techniques used by the managers of the Portfolio Funds.  For example, the section in each Prospectus entitled “Manager Investment Strategies” has been re-titled “Manager Investment Techniques” and the accompanying language explains that they are types of investment methods used by the managers of the long/short equity Portfolio Funds in an attempt to achieve their objectives.  In some cases, Morgan Creek Capital Management, LLC (the “Advisor”) may invest assets of the Master Fund in Portfolio Funds that employ these types of investment techniques as a primary investment strategy of the Portfolio Fund.  Nevertheless, as noted above, the bulk of the Master Fund’s assets will be invested in Portfolio Funds that follow a long/short investment strategy.

Comment 5:
Summary – Investment Strategies (Page 2): The first paragraph of this section states that the Fund may make opportunistic investments that are not expected to be highly correlated to each other or with traditional equity markets. Please describe the types of opportunistic investments the Fund may make.

Response:	The Prospectuses have been revised to delete all references to making “opportunistic investments.”

Comment 6:
Summary – Investment Strategies (Page 2): The first paragraph states that the Fund may invest in ETFs. Please inform us whether the term ETF refers only to exchange-traded investment companies, or whether it refers to other exchange-traded vehicles such as commodity pools. To the extent the Fund invests in ETFs that are investment companies, please explain to us what provisions of the Investment Company Act the Fund will rely on. See Section 12(d)(1) of the Investment Company Act.

Mr. John M. Ganley
April 6, 2011

Response:
The Master Fund proposes to invest in securities-based exchange-traded funds (“ETFs”) from time-to-time.  In most cases, the ETFs will be index- or actively managed-ETFs that invest in securities and thus will be investment companies registered with the SEC and subject to the Investment Company Act.

The Master Fund will limit its investments in ETFs so that the Master Fund and any ETF in which it invests (“ETF investee”) is in compliance with Section 12(d)(1) of the Investment Company Act and rules thereunder.  In some cases, the Master Fund’s investment in an ETF may exceed the 12(d)(1) limits, provided the ETF investee has exemptive relief from the SEC permitting such investment and the ETF investee and Master Fund comply with the conditions of such exemptive order (e.g., both entities entering into a Purchasing Agreement governing such investments).

The Master Fund at this time does not intend to invest in non-securities-based ETFs, which are sometimes called exchange-traded products or exchange-traded vehicles.  If the Master Fund were to invest in non-securities-based ETFs, investments in such ETFs would not be subject to the limits of Section 12(d)(1).

Comment 7:
Summary – Investment Strategies (Page 2): The first paragraph states that the Fund may engage in total return swaps and structured transactions instead of investing in Portfolio Funds, and may seek to manage risk through the direct use of options, futures, or other derivatives. Please review the Fund’s disclosure to ensure that it accurately describes the Fund’s use of derivatives and their risks. In connection with this, please consider the Division of Investment Management’s observations on derivatives-related disclosure in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010 (http://www.sec.gov/divisions/investment/guidance/ici073010.pdf).

Response:
As stated in the Prospectus, the Master Fund may engage in total return swaps and structured transactions in addition to investing in Portfolio Funds, and may seek to manage risk through the direct use of options, futures or other derivatives.  However, the Master Fund does not intend to make significant investments in such instruments.  After reviewing and considering the letter from Barry D. Miller to Karrie McMillan referenced above, the Funds believe that the Prospectuses contain the appropriate level and type of disclosure about such investments.

Comment 8:
Summary – Risk Factors (Page 2): The second to the last risk on page 5 discusses risks associated with the valuation of the Master Fund’s investments in Portfolio Funds. Please make clear that the Board of the Fund is responsible for determining the fair value of investments in Portfolio Funds.

Mr. John M. Ganley
April 6, 2011

Response:
At an organizational meeting of the Funds held on October 4, 2010, the newly appointed Board of Trustees of each Fund, including the independent Trustees, recognized their role in regards to their responsibility with respect to the fair valuation of Fund investments in the Portfolio Funds and other investments.  In addition, they adopted fair value procedures in which each Board delegated the process of fair valuing to a Valuation Committee that consists of certain officers of the Funds.  In accordance with these procedures, the Boards will monitor and review fair valuation determinations of Portfolio Funds and other investments made by the Valuation Committee.

It should be noted that the SEC has recognized that a board of an investment company may direct members of fund management (who may or may not sit on the board) or others to make the actual fair value determinations so long as the board reviews and approves the methodology or methodologies by which fair value determinations are made, regularly reviews the appropriateness and accuracy of the valuation methodologies, and makes any necessary adjustments.  The board, itself, does not actually have to fair value the securities.

Comment 9:
Summary – The Advisor (Page 6): The third sentence of this section states that the Advisor will be paid quarterly in advance, on the first business day of the quarter. An investment adviser, as an affiliated person of a fund, is generally prohibited from borrowing money from the fund. See Section 17(a)(3) of the Investment Company Act. It is the Division of Investment Management’s longstanding position that payments advanced to an adviser are effectively borrowings of money by the adviser and, therefore, prohibited by Section 17(a)(3). Please revise the manner in which the Advisor will be paid.

Response:	The Prospectuses have been revised to state that the Master Fund will pay investment management fees to the Advisor quarterly in arrears instead of quarterly in advance.

Comment 10:	Summary of Feeder Fund’s Expenses (Page 11): Please revise the Fund’s fee table as follows:

•	Revise the caption “Investment Management Fee” to “Management Fees”.

•
Below the Management Fees line, please add a caption for “Other Expenses”. Move the “Fund Servicing Fee” and “Other Feeder Fund Expenses” as sub-captions below “Other Expenses” and provide a total of all “Other Expenses”.

Response:	The requested revisions have been made to the Prospectus.

Mr. John M. Ganley
April 6, 2011

Comment 11:
Summary of Feeder Fund’s Expenses (Page 11): The Fund has included in the fee table a “Fee Waiver and Expense Reimbursement” caption. Although Form N-2 does not explicitly permit closed-end funds to reduce expenses in the fee table by the amount of fee waivers or expense reimbursements, we do not object provided that the presentation is consistent with the manner in which open-end funds are permitted by Form N-lA to present such waivers and reimbursements. Accordingly, please revise the fee table as follows:

•
Move the “Fee Waiver and Expense Reimbursement” line to a line below “Total Annual Expenses”. The Total Annual Expenses line should provide the Fund’s expenses prior to fee waivers and expense reimbursements.

•	Below the “Fee Waiver and Expense Reimbursement” line add a descriptive caption such as “Total Annual Expenses After Fee Waivers and Expense Reimbursement”.

In addition, please disclose in footnote (5) the period for which the fee waiver or expense reimbursement arrangement is expected to continue, including the expected termination date, and briefly describe who can terminate the arrangement and under what circumstances. Please note that under Form N-1A, a fee waiver or expense reimbursement arrangement presented in the fee table must be in place for at least one year from the effective date of the registration statement. See Instruction 3(e) to Item 3 of Form N-lA.

Response:	The requested revisions have been made to the Prospectus.

Comment 12:	Performance History (Page 14): This section shows the performance information for the Master Fund’s predecessor. Please respond to the following:

•	Will the Master Fund be the accounting survivor of, and assume the performance history of, the Predecessor Fund?

•	Inform us whether the Advisor has managed any other funds or accounts in a manner substantially similar to the Predecessor Fund.

•	Explain to us the legal basis for presenting the performance of the Predecessor Fund.

•
What is the status of the reorganization?  If the reorganization has not yet occurred, please inform us whether it is expected to occur before the effectiveness of the registration statements of the Feeder Funds.

Mr. John M. Ganley
April 6, 2011

•	Provide a table with the average annual total returns for 1-, 5-year periods as well as the life-of-the Predecessor Fund.

Response:
Some time after you provided your comment letter to the Funds, the Funds decided to no longer include the performance information of the Master Fund’s predecessor in the Prospectuses of the Feeder Funds.  Therefore, the Funds have not responded to the questions posed above.  It should be noted that the Funds have instead elected to include the composite performance of accounts, including the Offshore Fund account, that are managed in a substantially similar manner to how the Master Fund will be managed in the Prospectus of each Portfolio Fund.  This composite is included in each Feeder Fund Pre-Effective Amendment No. 1 filed on the date of this letter.

Comment 13:
General Risks – Risks Related to Portfolio Funds – Registration under the 1940 Act and Advisers Act (Page 30): The second paragraph of this section states that the Funds may purchase non-voting interests in Portfolio Funds. Please inform us whether the Funds, in addition to purchasing non-voting securities, may waive voting rights. We may have additional comments after reviewing your response.

Response:
Under certain circumstances, it is anticipated that a Fund may waive its voting rights, provided it is in the best interests of that Fund’s shareholders.  Many of the Portfolio Funds rely on either Section 3(c)(1) or 3(c)(7) to be excepted from the definition of “investment company” under the Investment Company Act.  When an investment company such as the Master Fund invests in a Portfolio Fund, Section 3(c)(1) and 3(c)(7) direct the Portfolio Fund to look through the investment company to its shareholders for purposes of the numeric limit in Section 3(c)(1) and the status of the shareholder requirement of Section 3(c)(7) if such investment company owns a certain percentage of “voting” securities of the Portfolio Fund.  To remain in compliance with the Section 3(c)(1) and 3(c)(7) exceptions, it is common for Portfolio Funds either to offer interests that have no voting rights or require the investment company to waive its voting rights.  Typically, the voting rights of a Portfolio Fund are very limited, and therefore the Master Fund by waiving voting rights would not be losing benefits or protections that are of great significance to the Master Fund, the Feeder Funds and the Feeder Funds’ shareholders.

Comment 14:
General Risks – Risks Related to Portfolio Funds – Portfolio Valuation (Page 34): The last paragraph of this section (on page 35) states that Portfolio Funds may include “side pockets”. Please disclose the extent to which the Fund may be exposed to side pockets.

Response:
The Feeder Funds’ Prospectuses have been revised to provide additional information about the possibility that Portfolio Funds may have assets in “side pockets,” including the risks that side pockets present if, for example, they consist of illiquid securities.  The additional disclosure states that Portfolio Fund assets in side pockets generally are difficult to value and notes that assets held in side pockets are segregated from the other assets of the Portfolio Fund until some type of realization event occurs, which may further restrict the liquidity of the Master Fund’s investments.

Mr. John M. Ganley
April 6, 2011

The use of side pockets by Portfolio Funds vary.  Prior to investing in a Portfolio Fund, the Advisor determines whether a Portfolio Fund has one or more side pockets and, if so, the nature of the Portfolio Fund’s assets in the side pockets and how the manager of the Portfolio Fund values such assets.  As part of its due diligence inquiry of the Portfolio Fund candidate and its Manager, the Advisor, as stated in the Prospectus, conducts a due diligence review of the valuation methodologies utilized by the Portfolio Fund.  If it determines to invest in a Portfolio Fund with a side pocket, the Advisor requests frequent updates from the Manager of that Portfolio Fund about the side pocket and monitors the exposure of its clients (in this case the Master Fund) to all Portfolio Funds with side pockets.

Comment 15:
Management of the Funds – Trustees and Officers (Page 54): Review of this section shows that the membership of the Fund’s board of trustees has not yet been determined. After the trustees have been selected, please ensure that you briefly discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that the individuals should serve as trustees for the Fund. See Item 18.17 of Form N-2. In addition, please ensure that when the table of biographical information is completed, the directorships held by each trustee are provided for the past 5 years. See Item 18.6(b) of Form N-2.

Response:
As noted, each Trust appointed new Trustees at an organizational meeting of the Trusts held on October 4, 2010.  The Trustees also ratified previous actions taken by the Trust, including the appointment of officers of each Trust.  Each Trust’s Prospectus has been revised to contain information about each new Trustee as well as the specific experience, qualifications, attributes, and skills that led to the conclusion that the individuals should serve as trustees for each Trust.

Comment 16:
Plan of Distribution (Page 58): The last paragraph on page 58 states that “The Distributor will generally pay all or a portion of the Servicing Fee to Selling Agents.” Please inform us whether these amounts paid to Selling Agents will be treated as underwriter compensation. In addition, prior to requesting acceleration of effectiveness of this registration statement, please provide us with a representation that FINRA has reviewed and cleared the amounts of underwriter compensation as consistent with the applicable FINRA Rules.

Response:	Each Feeder Fund Prospectus has been revised to delete the following sentence:

“The Distributor will generally pay all or a portion of the Servicing Fee to Selling Agents.”

The Feeder Funds’ Prospectuses state that the Advisor, not the Distributor, will generally pay all or a portion of the Servicing Fees to broker-dealers and other financial intermediaries (“Servicing Agents”).  See our response to your Comment 17 below.

Mr. John M. Ganley
April 6, 2011

Please note that the Feeder Funds have engaged the Distributor to assist them in placing shares of the Funds.  The Distributor may engage one or more broker-dealers or other financial intermediaries (“Selling Agents”) in an effort to place Fund shares.  Neither the Distributor nor any Selling Agent is obligated to buy any shares from the Fund. There is no minimum aggregate amount of Shares required to be purchased in the offering.  Therefore, amounts paid to the Selling Agents will not be deemed to be underwriter compensation.  Rather, as compensation for selling the shares, the Distributor and all Selling Agents shall receive a sales load that will not exceed 2.0% of the aggregate offering price of the shares.

As stated below in our response to your Comment 17, the Advisor or its affiliates may from their resources pay additional compensation to a Servicing Agent (as defined in the Prospectus) at an annual rate of up to 1.00% of the value of the Feeder Fund shares serviced by such Servicing Agent.  The Funds will abide by applicable FINRA limits regarding the maximum aggregate Shareholder Servicing Fee and sales load that may be payable by the Fund to the Distributor and the Selling Agents.

Comment 17:
Servicing Agents (Page 60): This section describes the types of services for which the Servicing Fee will used. The list of services, however, fails to include a description of distribution-related services for which the Servicing Fee will be used. Earlier disclosure in the prospectus states that all or a portion of the Servicing Fee will be paid to Selling Agents for placement of shares. See Prospectus at page 58. Please describe the uses of the Servicing Fee consistently throughout the prospectus.

Response:	As noted in our response to your Comment 16, the following sentence has been deleted from the Feeder Funds’ Prospectuses:

“The Distributor will generally pay all or a portion of the Servicing Fee to Selling Agents.”

Each Feeder Fund’s Prospectus has been revised to consistently disclose the proposed uses of the Servicing Fee, which will be to compensate financial intermediaries for providing the provision of personal, continuing services to their customers who are investors in the Feeder Fund, establishment of investor accounts, communicating periodically with Shareholders and providing information about the Feeder Fund, the Shares, and repurchase offers, handling correspondence from investors about their accounts, maintaining account records, receiving, aggregating and processing purchase and repurchase transactions, providing and keeping retirement plan records, acting as the sole Shareholder of record and nominee for Shareholders, providing beneficial owners with account statements, processing dividend payments, issuing reports to Shareholders and transaction confirmations, providing or procuring accounting services for the Funds and limited partner account, providing sub-accounting services for Shares held beneficially, forwarding Shareholder communications to beneficial owners, receiving, tabulating and transmitting proxies executed by beneficial owners, general account administration activities, administering board, committee and shareholder meetings, preparing meeting minutes upon request, administering tender offers, including preparation of filings, maintaining Fund records, coordinating regulatory and other filings by the Feeder Fund, administering investor application review, administering compulsory redemptions upon request, and providing such other administration services as the Feeder Fund may request from time to time.

Mr. John M. Ganley
April 6, 2011

It is possible that a broker-dealer or other financial intermediary might receive some or all of the sales load in its capacity as a Selling Agent and the Servicing Fee in its capacity as a Servicing Agent.  In such a case, a portion of such financial intermediary’s compensation would represent distribution services and the other portion would represent shareholder services.  Please note that the SEC has recently stated that a “fund need not determine which portion of the fee is primarily for distribution services or which portion is primarily for administrative services, and it may be impractical and burdensome to require funds to allocate expenses.”  See Mutual Fund Distribution Fees; Confirmations, Investment Company Act Rel. No. 29367 (July 21, 2010).

Comment 18:
Calculation of Net Asset Valuation; Valuation – Valuation of Portfolio Funds (Page 74): The first paragraph of this section provides that prior to investing in any Portfolio Fund, the Advisor will conduct a due diligence review of the valuation methodologies utilized by the Portfolio Fund. This section discloses that the Advisor will assess each Portfolio Fund’s valuation policies and procedures for “appropriateness in light of applicable accounting and industry standards.” Please revise this language to ensure that the Portfolio Funds in which the Funds will invest use principles of fair value that the Advisor reasonably believes to be consistent with those used by the Fund for valuing its own investments. See, e.g, Morgan Stanley Global Long/Short Fund registration statement on Form N-2 (File No. 333-144614; effective December 12, 2007) (providing that underlying Investment Funds “as a general matter will utilize market values when available, and otherwise utilize principles of fair value that the Advisor reasonably believes to be consistent with those used by the Fund for valuing its own investments”).

Mr. John M. Ganley
April 6, 2011

Response:
The language identified by the staff above has been revised to state that the Advisor will take steps to ensure that the Portfolio Funds in which the Funds will invest use principles of fair value that the Advisor reasonably believes to be consistent with those used by the Funds for valuing their own investments.  Specifically, the revised language now reads:

“Prior to investing in any Portfolio Fund, the Advisor will conduct a due diligence review of the valuation methodology utilized by the Portfolio Fund, which as a general matter will utilize market values when available, and otherwise utilize principles of fair value that the Advisor reasonably believes to be consistent with those used by the Master Fund for valuing its own investments. Although the procedures approved by the Master Fund’s Board of Trustees provide that the Advisor will review the valuations provided by the Managers to the Portfolio Funds, neither the Advisor nor the Board of Trustees will be able to confirm independently the accuracy of valuations provided by such Managers (which are unaudited). Accordingly, the valuations of the Manager generally will be relied upon by the Master Fund, even though a Manager may face a conflict of interest in valuing the securities, as their value will affect the Manager’s compensation.”

Comment 19:
Financial Statements (Page 82): Generally, in master-feeder arrangements, financial statements of the master fund must be provided in the registration statement of the feeder fund. See “Hub-and-Spoke” Funds: A Report Prepared By the Division of Investment Management (report delivered to The Honorable John D. Dingell on April 15, 1992). Accordingly, please provide financial statements compliant with Regulation S-X for the Master Fund, including its predecessor, the Morgan Creek Opportunity Offshore Fund, Ltd.

Response:	In response to your comment, we have revised the disclosure under “Financial Statements” on page 82 of the Prospectus to state:
“Financial highlights information is not available because the Feeder Fund and Master Fund have not yet commenced operations.”

For the reasons discussed below, we propose to not include the financial statements of the Offshore Fund in the Feeder Funds’ registration statements.

Mr. John M. Ganley
April 6, 2011

In your Comment 12 above, you describe the Offshore Fund as a “predecessor” and request that the financial statements of the Offshore Fund be included in the registration statements of the Feeder Funds.  You further state that such financial statements must meet the requirements of Regulation S-X.  We respectfully have not included the Offshore Fund’s financial statements for the reasons set forth below.

Form N-2 requires the Feeder Funds only to “provide the financial statements of the Registrant.”  We are not aware of any authority that requires the inclusion of the financial statements of the Offshore Fund.

Regulation S-X does not require the inclusion of the financial statements of the Offshore Fund. In some instances, Rule 3-05(b)(3) of Regulation S-X imposes requirements with respect to financial statements of an acquired or to be acquired business that will be a successor to a predecessor company, or requires an acquiree to present financial statements that include predecessor and successor results.  Examples include the adoption of fresh-start accounting after emergence from bankruptcy and when a shell company acquires another company that is determined to be its predecessor.

The transactions involving the Offshore Fund that will result in the master-feeder fund structure do not involve mergers of entities or the acquisition by one entity of another entity.  The Offshore Fund will not be a “predecessor” fund and the Master Fund will not be a successor fund.  There will not be an “accounting survivor” for purposes of the financial reporting and Regulation S-X.  The Offshore Fund will continue to exist after it contributes its assets to the Master Fund in exchange for Master Fund interests and no entity, including the Master Fund, will succeed to its financial statements.

We suspect that your use of the word “predecessor” in Comment 12 and other sections of the letter to label the Offshore Fund derives from a line of no-action letters addressing the use by an investment company of the performance history of a related entity.  As previously noted, the SEC staff has taken the position that, “in the context of a fund merger, the surviving fund may carry forward the performance record of the predecessor fund that is the accounting survivor of the merger that is, the fund whose financial statements will be carried forward (emphasis supplied).  The accounting survivor of a fund merger is the predecessor fund that most closely resembles the surviving fund.”  See, e.g., CIGNA Aggressive Growth Fund, Inc. (pub. avail. Feb. 15, 1985).  (“CIGNA no-action letter”).

The CIGNA no-action letter was one of the first no-action letters addressing the use by a new fund of the performance history of an existing related fund.  In that letter, the prior fund was merged into the new fund in connection with the re-domestication of the fund.  Therefore, it was appropriate to characterize the prior fund as the “predecessor fund” and the new fund as the “surviving fund” because that is how the funds were to be treated for accounting purposes.  However, these terms were used for descriptive reasons and the fact that the financial statements of the predecessor fund survived had no bearing on the issue of whether the surviving fund could show the performance of the predecessor fund.

Mr. John M. Ganley
April 6, 2011

Subsequently, the SEC staff issued no-action letters allowing new funds to use the performance history of related funds in a variety of other contexts not involving mergers, predecessor funds or surviving funds.  In such letters, the SEC staff referred to the new fund as the surviving fund and the related fund as the predecessor fund.  However, the SEC staff used such terminology only for descriptive purposes and did not take any position in those letters regarding whether the financial statements of the existing related fund had to be included in the new fund’s registration statement.  The incoming letter in the Manager’s Core Trust no-action letter recognized this distinction when it stated:  “We recognize that the reorganization of TMF as a feeder in a core and feeder structure is not identical to the situation in the CIGNA line of no-action letters, in that TMF will continue to exist following the commencement of core and feeder operations.”  (emphasis supplied).

The SEC staff in the Manager’s Core Trust no-action letter described in our response to your Comment 12 did not require nor even discuss the financial statements of the funds converted into the master funds.  In addition, the registration statements of the feeder funds to the master fund (converted related fund) did not include the financial statements of the converted fund.

The inclusion of the financial statements of an offshore fund would not assist the investor in making an informed decision about whether to invest in a Feeder Fund and likely would only confuse such an investor.  The Offshore Fund is a Cayman Islands Corporation that operates with an expense structure that is very different from the expense structure of a U.S. closed-end investment company.  It has different service providers than the Master Fund.  It is subject to a different tax scheme.  Accordingly, the components of its financial statements would be of little value to, and in fact could confuse, an investor in a Feeder Fund.

In contrast, the performance history of the Offshore Fund would be relevant and highly beneficial to an investor in the Feeder Funds.  For the reasons discussed in our response to your Comment 12, we have included this information.

Comment 20:
Signatures: We note that the filing has been signed by two officers of the fund, one of whom is also an interested trustee. Once the board of trustees has been finally selected, please ensure that a majority of trustees sign future filings. See Section 6 of the Securities Act of 1933 (requiring registration statements to be signed by a majority of directors).

Mr. John M. Ganley
April 6, 2011

Response:
Each of the newly appointed Trustees signed each Pre-Effective Amendment No. 1 filed on the date of this letter and will sign future amendments to the Registration Statements.  Please note that each Trustee has signed a power-of-attorney authorizing certain persons to sign the Registration Statements and certain other documents on his behalf.

Comment 21:
Signatures: Registered funds in a master-feeder arrangement are considered co-issuers pursuant to Rule 140 under the Securities Act and the principal officers and directors of both the master and feeder must execute a feeder fund’s registration statement. See “Hub-and-Spoke” Funds: A Report Prepared By the Division of Investment Management (report delivered to The Honorable John D. Dingell on April 15, 1992); Investment Company Act Release No. 19955, at n. 74 (Dec. 15, 1993) (Rule 18f-3 proposing release). Please ensure that the principal officers and directors of the Master Fund execute the Fund’s registration statement.

Response:
The Board of each Trust consists of the same Trustees.  With respect to each Feeder Fund Registration Statement, the Trustees of the Master Fund will sign the Registration Statement of each Feeder Fund in their capacities as Trustees of the Master Fund and Trustees of the Feeder Fund.

General Comments

Comment 22:	Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response:	We understand and will amend.

Comment 23:
We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any amendments.

Response:
Most of the missing information in the first pre-effective amendments has been provided in each Pre-Effective Amendment No. 1 filed on the date of this letter.  We understand that you may have comments on such information.

Comment 24:	Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement.

Response:	We have no plans to submit either an exemptive application or a no-action request to the SEC in connection with the Registration Statements.

Mr. John M. Ganley
April 6, 2011

Comment 25:
Responses to this letter should be in the form of an amendment filed pursuant to the Investment Company Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

Response:	We have done as requested.

* * * * *

We hereby acknowledge that (i) the Funds are responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Funds may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional comments or questions, please contact the undersigned at (202) 661-7141.

Sincerely, /s/ Bibb L. Strench Bibb L. Strench

cc:	Mark B. Vannoy William M. Watts